SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

For the months of September & October 2004.

QI Systems Inc. (SEC File No: 0-30948)

(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No _X___]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.

(Registrant)

Date: October 29, 2004 By:* Steven R. Garman (Signature)*

Steven R. Garman

President & CEO

QI Systems Inc.

*Print name and title under the signature of the signing officer

News Releases: September 2004

QI and Cyberdyne Announce Trade Show Exhibit

September 9, 2004: QI Systems Inc. of Vancouver, B.C. and Dallas, TX (OTCBB: QIIIF) and Cyberdyne Gaming Inc. announced today that Cyberdyne will be exhibiting two innovations supplied by QI at an upcoming trade show. The exhibit will be in the Cyberdyne booth (Booths 9 and 10) at the Indian Class II and Bingo Conference and Expo., at Harrah's Cherokee Casino and Hotel , Cherokee , N.C. The conference dates are September 14 to 16 with exhibit hours on the 15th and 16th.

The QI SmartPlayTM smart card payment and ID system will be exhibited in Cyberdyne Gaming machines at the show. The system is offered in versions suitable for all classes of gaming machines.

Also on exhibit will be ArtliteTM signage panels installed in Cyberdyne machines. ArtliteTM technology provides the machine manufacturer the ability to incorporate very striking graphics in the machine design at reasonable cost.

QI is pleased to be working with Cyberdyne to introduce these innovations to the gaming industry.

QI Systems Inc. designs and sells card payment solutions for various industries. Products and core competencies include smart cards and stored value systems, security protocols, data communications, software design and hardware manufacture.

Matters discussed in this press release are "forward-looking statements" and are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward looking statements as actual results may differ materially from those expressed herein. QI Systems is protected from litigation regarding forward looking statements and undertakes no obligation to publicly update such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.

QI Systems Announces Private Placement

September 27, 2004: QI Systems Inc. of Dallas, Texas and Vancouver, British Columbia, (OTCBB: QIIIF), the industry leader in smart card stored value technology, is pleased to announce that, subject to regulatory approval, it has successfully negotiated a non-brokered private placement of equity, consisting of 1,363,636 units at a price of $0.22US per unit (the "Unit"), for gross proceeds of $300,000US.

Each Unit consists of one common share and one non-transferable share purchase warrant (the "Warrant"). Each Warrant is exercisable for two years into one common share at a price of $0.30US per share. All common shares and warrants will be subject to applicable resale restrictions according to OTC Exchange policy. The funds received from the private placement will be used for general working capital, and to increase production capabilities.

QI Systems Inc. designs and sells card payment solutions for various industries. Products and core competencies include smart cards and stored value systems, security protocols, data communications, software design and hardware manufacture.

Matters discussed in this press release may include "forward-looking statements" which are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward looking statements as actual results may differ materially from those expressed herein. QI Systems is protected from litigation regarding forward looking statements and undertakes no obligation to publicly update such forward-looking statements.

The OTCBB Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.

News Releases: October 2004

QI Certified as Gaming Supplier in BC

October 21, 2004: QI Systems Inc. of Dallas, Texas and Vancouver, British Columbia, (OTCBB: QIIIF), the industry leader in smart card stored value technology, is pleased to announce that the company has been formally certified as a supplier to the gaming industry in British Columbia. The following quote is from the letter of notification. "The Gaming Policy and Enforcement Branch (GPEB) has responsibility of ensuring there is integrity in gaming in the Province of British Columbia. GPEB has found QI Systems Inc. suitable for registration as a Gaming Services Provider (Equipment Manufacturer/Supplier)." Included with the letter was a Certificate of Registration valid for 5 years.

The above Certificate represents a milestone achievement for the company. The gaming industry is intensely regulated and controlled by governments worldwide. The level of information disclosure required and the degree of scrutiny applied to the company and to its senior officials for gaming registration is more intense than we have encountered in any other business endeavor. Similar registration procedures are followed in other jurisdictions. We anticipate that subsequent registrations will be achieved much more quickly because regulators in various countries cooperate to ensure effective international regulation of this cash rich industry.

"We are pleased to have this certification step completed and look forward to a bright future providing our card payment solutions allowing coinless and cashless operation in the gaming industry," said Steve Garman, President and CEO of QI Systems Inc.

QI Systems Inc. designs and sells card payment solutions for various industries. Products and core competencies include smart cards and stored value systems, security protocols, data communications, software design and hardware manufacture.

Matters discussed in this press release may include "forward-looking statements" which are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward looking statements as actual results may differ materially from those expressed herein. QI Systems is protected from litigation regarding forward looking statements and undertakes no obligation to publicly update such forward-looking statements.

The OTCBB Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.